SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

     Portugal Telecom, SGPS,
Public Company
Registered office: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: 395,099,775 Euros
Registered at the Lisbon Commercial Registry Office
and Corporation number 503 215 058

The Chairman of the General Meeting of Shareholders
informs on the blocking of shares

Lisbon, 20 February 2007 - Following the understanding issued yesterday, 19 March 2007, by the Portuguese Securities Commission (“CMVM”), the Chairman of the General Meeting of Shareholders of Portugal Telecom, SGPS, S.A. (“PT”) informs the Shareholders of the Company on the following:

- As provided for in article 13 of PT’s bylaws, shareholders intending to attend the general meeting must certify, up to five working days prior to the respective meeting, that their shares have been entered in a book-entry account. For such purpose, shareholders must send to the Company, up to the above mentioned deadline, a certificate issued by the financial intermediary with whom the relevant shares are deposited. The issuance of such certificate determines the blocking of the relevant shares until the closing of the General Meeting;

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- Therefore, certificates requested by the Shareholders to the financial intermediaries with whom their shares are deposited which are issued prior to 23 February, i.e., sooner than required by PT’s bylaws, may be freely revoked, upon the delivery of the certificate to the financial intermediary who has issued it. For such purpose, Shareholders shall collect the relevant certificates from Portugal Telecom’s registered offices but only until 23 February;

- Thus, after 23 February, the release of certificates communicated to the services of the General Meeting of Shareholders of Portugal Telecom by Shareholders or their financial intermediaries will not be considered. This deadline for the blocking of shares is set forth in the law and by PT’s bylaws, and it is imposed by the circumstances related to the logistics of the preparation of a General Meeting of a company listed on a regulated market with a broad shareholder base, as is the case of Portugal Telecom.

- Additionally, it must be noted that the deadline for the blocking of shares set forth in Portugal Telecom’s bylaws follows CMVM’s Recommendations on corporate governance.

The Chairman of the General Meeting of Shareholders

Prof. Doutor António Manuel da Rocha e Menezes Cordeiro

This information is also available on PT’s IR website http://ir.telecom.pt

Contact:	Nuno Prego, Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.